Exhibit 99.2

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	Press Release For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Upsize of Previously Announced Debt Tender Offers

DUBLIN – Wednesday, September 23, 2020 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) announced today that AerCap Global Aviation Trust (“AGAT,” “we,” “us” and “our”), a Delaware statutory trust and wholly-owned subsidiary of the Company, for its own account and on behalf of AerCap Ireland Capital Designated Activity Company (“AICDAC”), in connection with our previously announced offers to purchase for cash the notes listed in the table below (the “Notes”) (i) in accordance with, and in the order of, the corresponding Acceptance Priority Levels and (ii) subject to the Maximum Tender Cap (as defined below) and possible pro rata allocation, upon the terms and subject to the conditions set forth in the Offer to Purchase (as defined below), including the Financing Condition (as defined below), has increased the aggregate purchase price (including principal and premium, but excluding Accrued Interest (as defined below)) of the Notes that we intend to purchase in the Offers from the previously announced amount of $500,000,000 to $1,500,000,000 (as so amended, the “Maximum Tender Cap”). Additionally, we have amended the previously announced condition that we receive prior to the Expiration Date (or Early Settlement Date, if we elect to have an early settlement) gross proceeds of at least $500,000,000 from our contemporaneous offering of one or more series of notes upon the terms and subject to the conditions contained in the prospectus related to such offering, on terms satisfactory to us in our sole discretion, to our receipt of gross proceeds of at least $1,500,000,000 from the same (as so amended, the “Financing Condition”). The other terms of our previously announced offers to purchase the Notes remain unchanged. The offers to purchase with respect to each series of Notes are referred to herein as the “Offers” and each, an “Offer.” Each Offer is made upon the terms and subject to the conditions set forth in the offer to purchase, dated September 23, 2020 (as may be amended or supplemented from time to time, including by this press release, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this press release have the meanings given to them in the Offer to Purchase.

Issuers	Title of Security	Security Identifiers	Principal Amount Outstanding	Acceptance Priority Level	Early Tender Premium(1)	Reference Security	Bloomberg Reference Page	Fixed Spread(2)	Hypothetical Total Consideration(3)
AGAT & AICDAC	4.500% Notes due 2021*	CUSIP: 00772B AF8 / 00772B AE1 / G01080 AC7 ISIN: US00772BAF85 / US00772BAE11 / USG01080AC74	$1,100,000,000	1	$30.00	0.125% UST due 08/31/2022	FIT1	90 bps	$1,020.76
AGAT & AICDAC	5.000% Notes due 2021*	CUSIP: 00772B AM3 ISIN: US00772BAM37	$800,000,000	2	$30.00	0.125% UST due 08/31/2022	FIT1	135 bps	$1,034.09
AGAT & AICDAC	4.450% Notes due 2021*	CUSIP: 00774M AH8 ISIN: US00774MAH88	$700,000,000	3	$30.00	0.125% UST due 08/31/2022	FIT1	175 bps	$1,027.92
AGAT & AICDAC	3.950% Notes due 2022*	CUSIP: 00772B AR2 ISIN: US00772BAR24	$1,000,000,000	4	$30.00	0.125% UST due 08/31/2022	FIT1	240 bps	$1,017.03

*	Admitted to trading on the Irish Stock Exchange plc, trading as Euronext Dublin (“Euronext Dublin”).
(1)

Per $1,000 principal amount of Notes validly tendered and not validly withdrawn and accepted for purchase in the applicable Offer at or prior to the Early Tender Deadline; included in Total Consideration.

(2)	Includes the Early Tender Premium.
(3)

Hypothetical Total Consideration per $1,000 principal amount of Notes validly tendered and not validly withdrawn and accepted for purchase in the applicable Offer, based on a hypothetical Tender Offer Yield determined as of 10:00 A.M., New York City time, on September 22, 2020 and assuming an Early Settlement Date (as defined below) of October 8, 2020 for each Series. The actual Tender Offer Yield used to determine the actual Total Consideration for each Series will be calculated on the Price Determination Date (as defined below). This information is provided for illustrative purposes only. We make no representation with respect to the actual Total Consideration that may be paid with respect to each Series and such amounts may be greater or less than those shown depending on the Tender Offer Yield as of the Price Determination Date. The Total Consideration will be determined taking into account the par call date, if applicable, for such Series. Excludes Accrued Interest.

All documentation relating to the Offers, including the Offer to Purchase and the Letter of Transmittal, together with any updates, are available from the Information Agent and the Tender Agent, as set forth below. The Tender Offer Documents can also be accessed at the following website: http://www.gbsc-usa.com/aercap/. The Tender Offer Documents set forth a complete description of the terms and conditions of the Offers. Holders of the Notes (“Holders”) are urged to read the Tender Offer Documents carefully before making any decision with respect to the Offers.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	Press Release For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

Purpose of the Offers

The primary purpose of the Offers is to acquire the maximum principal amount of Notes up to the Maximum Tender Cap, subject to the satisfaction or waiver by us of the conditions set forth below and as further described in the Offer to Purchase. Notes that are accepted in the Offers will be purchased, retired and cancelled and will no longer remain outstanding obligations of AerCap or any of its subsidiaries. Such Notes will also be delisted from Euronext Dublin.

Details of the Offers

The Offers will still expire at 11:59 p.m., New York City time, on October 21, 2020 (as the same may be extended with respect to any Offer, the “Expiration Date”). Holders still must validly tender and not validly withdraw their Notes at or prior to 5:00 p.m., New York City time, on October 6, 2020 (as the same may be extended with respect to any Offer, the “Early Tender Deadline”), to be eligible to receive the applicable Total Consideration and Holders who validly tender their Notes after the Early Tender Deadline and at or prior to the Expiration Date will be eligible to receive only the applicable Purchase Price, which is equal to the applicable Total Consideration less the applicable Early Tender Premium, in each case as fully described in the Offer to Purchase. Tendered Notes may still be withdrawn at any time at or prior to 5:00 p.m., New York City time, on October 6, 2020 (as the same may be extended with respect to any Offer, the “Withdrawal Deadline”), but not thereafter, except as required by applicable law as described in the Offer to Purchase. None of the Offers is conditioned upon consummation of any of the other Offers, and each Offer otherwise operates independently from the other Offers. None of the Offers is conditioned on any minimum amount of Notes being tendered.

The applicable Total Consideration for each $1,000 in principal amount of Notes validly tendered and not validly withdrawn before the Early Tender Deadline and accepted for purchase pursuant to the Offers will be determined by reference to a fixed spread specified for each Series of Notes over the yield based on the bid price of the applicable Reference Security specified in the table above for such Series, as fully described in the Offer to Purchase. The consideration will still be calculated by the Dealer Managers (as defined below) at 10:00 A.M., New York City time, on October 7, 2020 (as the same may be extended with respect to any Offer, the “Price Determination Date”). The applicable Early Tender Premium for each Series of Notes is set forth in the table above. The Purchase Price for the Notes accepted for purchase pursuant to the Offers will be calculated by taking the applicable Total Consideration for such Series of Notes and subtracting from it the applicable Early Tender Premium for such Series of Notes. In addition to the applicable Total Consideration or applicable Purchase Price, as the case may be, accrued and unpaid interest from the last interest payment date up to, but not including, the applicable Settlement Date will be paid in cash on all validly tendered Notes accepted for purchase in the Offers (the “Accrued Interest”).

We reserve the right, but are under no obligation, at any point after the Early Tender Deadline and prior to the Expiration Date, to accept for purchase Notes that have been validly tendered and not validly withdrawn at or prior to the Early Tender Deadline on a date determined at our option (such date, if any, the “Early Settlement Date”). The Total Consideration, plus Accrued Interest, for Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase will be paid by us in same-day funds on such Early Settlement Date, if any. We still currently expect the

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	Press Release For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

Early Settlement Date, if any, to occur on October 8, 2020. The Purchase Price, plus Accrued Interest, for Notes that are validly tendered and not validly withdrawn after the Early Tender Deadline and at or prior to the Expiration Date and accepted for purchase will be paid by us in same-day funds promptly following the Expiration Date (the “Final Settlement Date”). We still currently expect the Final Settlement Date to occur promptly following the Expiration Date, on October 23, 2020.

Our obligation to accept for purchase, and to pay for, Notes that are validly tendered and not validly withdrawn pursuant to each Offer, up to the Maximum Tender Cap, is conditioned on the satisfaction or waiver by us of a number of conditions set forth in the Offer to Purchase, including the Financing Condition, in each case unless waived by us as provided in the Offer to Purchase.

The amounts of each Series of Notes that are accepted for purchase in the Offer will be determined in accordance with the priorities identified in the column “Acceptance Priority Level” in the table above. Subject to the Maximum Tender Cap, all Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline having a higher Acceptance Priority Level will be accepted for purchase before any validly tendered and not validly withdrawn Notes having a lower Acceptance Priority Level, and all Notes validly tendered after the Early Tender Deadline and at or prior to the Expiration Date having a higher Acceptance Priority Level will be accepted for purchase before any Notes tendered after the Early Tender Deadline and at or prior to the Expiration Date having a lower Acceptance Priority Level. However, any Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline will be accepted for purchase in priority to Notes validly tendered after the Early Tender Deadline and at or prior to the Expiration Date even if the Notes tendered after the Early Tender Deadline and at or prior to the Expiration Date have a higher Acceptance Priority Level than the Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline. Notes of the Series in the last Acceptance Priority Level accepted for purchase in accordance with the terms and conditions of the Offers may be subject to proration such that we will only accept for purchase Notes with an aggregate purchase price up to the Maximum Tender Cap.

We expressly continue to reserve the right, in our sole discretion, to further amend, extend or, upon failure of any condition described in the Offer to Purchase to be satisfied or waived (including the Financing Condition), to terminate any of the Offers, including the right to further amend or eliminate the Maximum Tender Cap, at any time at or prior to the Expiration Date.

Barclays Capital Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are serving as the Lead Dealer Managers, and BofA Securities, Inc., HSBC Securities (USA) Inc., RBC Capital Markets, LLC and SG Americas Securities, LLC are serving as Co-Dealer Managers, in connection with the Offers (collectively, the “Dealer Managers”). Questions regarding terms and conditions of the Offers should be directed to Barclays Capital Inc. by calling toll free at 800-438-3242 or collect at 212-528-7581, to Deutsche Bank Securities Inc. by calling toll free at 866-627-0391 or collect at 212-250-2955 or to Morgan Stanley & Co. LLC by calling toll free at 800-624-1808 or collect at 212-761-1057.

Global Bondholder Services Corporation has been appointed as information agent (the “Information Agent”) and tender agent (the “Tender Agent”) in connection with the Offers. Questions or requests for assistance in connection with the Offers or the delivery of tender instructions, or for additional copies of the Tender Offer Documents, may be directed to Global Bondholder Services Corporation by calling collect at 212-430-3774 (for banks and brokers) or toll free at 866-807-2200 (for all others) or via e-mail at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can also be accessed at the following website: http://www.gbsc-usa.com/aercap/.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	Press Release For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

None of AGAT, the Company, the Dealer Managers, Global Bondholder Services Corporation, the trustee under the indenture governing the Notes or any of their respective affiliates is making any recommendation as to whether Holders should tender any Notes in response to the Offers. Holders must make their own decision as to whether to tender any of their Notes and, if so, the principal amounts of Notes to tender.

This press release is for informational purposes only and is not an offer to purchase or sell or a solicitation of an offer to purchase or sell with respect to any securities. Neither this press release nor the Offer to Purchase, or the electronic transmission thereof, constitutes an offer to purchase or sell or a solicitation of an offer to purchase or sell with respect to any securities, as applicable, in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities laws or otherwise. The distribution of this press release in certain jurisdictions may be restricted by law. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by the Dealer Managers or such affiliate, as the case may be, on behalf of AGAT in such jurisdiction.

About AerCap

AerCap is the global leader in aircraft leasing with one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors, including the impacts of, and associated responses to, the Covid-19 pandemic, that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland